



4 March 2009

TESCO PLC
TESCO WINS COMPETITION APPEAL

The Competition Appeal Tribunal has today published its judgment on Tesco's appeal against a 'competition test' in the planning system, and found in Tesco's favour.

The CAT, presided over by Mr Justice Barling, concluded that the Competition Commission did "not fully and properly assess and take account of the risk that the application of the test might have adverse effects for consumers." They recognised that "there are a good many reasons why, if one retailer is blocked from developing a store, a replacement development by a different retailer may not occur." (1)

Commenting on the judgement, Lucy Neville-Rolfe, Executive Director (Corporate and Legal Affairs) said:

"We are delighted with the judgment, which is a victory for common sense, and endorses our view that the proposed competition test was ill-founded. This has been a long journey. The Inquiry started in 2006, and the Commission concluded almost a year ago that on the whole competition in the UK grocery industry is effective and delivers a good deal for customers.

A new test in the planning system would increase costs and make the process even slower and more bureaucratic. It would be particularly perverse to introduce a test that would block investment in the current economic climate.

The finding reinforces the importance of undertaking a robust cost benefit analysis on any new significant regulation.

We would now like to draw a line under this and get back to focusing on customers in these challenging times."

ENDS

Contact:

Katherine Edwards — Tel: 01992 644463
Press Office — Tel: 01992 644 645

(1) Paragraphs 111 and 123 of the judgment.

Notes for editors

1. The 'competition test' was recommended by the Competition Commission at the end of its two year study of the UK groceries market. The test would have stopped retailers in certain circumstances from opening new stores, or extending existing ones.

2. Tesco cautioned the Competition Commission that the test was unnecessary and that it would lead to perverse effects, harming rather than helping customers.

3. Under the relevant legislation (the Enterprise Act 2002), companies who disagree with a Competition Commission proposal can only challenge it by way of judicial review (to the CAT). This means that the CAT cannot make up its own mind on the merits of the case. Rather, "*judicial review is in general about legality and the decision-making process rather than the merits of a decision.*" (2)

4. Tesco challenged the competition test recommendation on two principal grounds, and the CAT has today agreed with Tesco on both grounds. First, the Commission did not adequately take into account the risk that the competition test would harm competition and customers. Second, the Commission did not properly evaluate whether the costs of introducing the test would outweigh any benefits it might bring.

5. This is the first occasion on which a Competition Commission remedy following a market investigation has been successfully challenged.

(2) Judgment, paragraph 77.